Mail Stop 3561

January 6, 2009

James Collas
Chief Executive Officer
IdeaEdge, Inc.
6440 Lusk Boulevard, Suite 200
San Diego, CA 92121

> Re: **IdeaEdge, Inc.**
> **Amended Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2008**
> **File No. 0-27145**

Dear Mr. Collas:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Compensation Discussion and Analysis, page 17

1. We note your response to comment two from our letter dated December 11, 2008. Please revise to discuss the "informal goals and objectives" that you utilize to assess compensation, either as a whole or with respect to a particular element of compensation. In this regard, please disclose whether there is a particular level of performance that would constitute meeting your informal goals and objectives that you would expect the company to achieve before a particular element of compensation would be paid. See Item 402 (b)(2)(v) of Regulation S-K.

Our Rationale for Selecting a Particular Event to Trigger Payment under a Change of Control Agreement, page 19

2. We note your response to comment three from our letter dated December 11, 2008. We note your disclosure that Mr. Shultz would be eligible to receive

compensation upon a change in control "(as defined in the agreement)."   Please revise to describe and explain the specific circumstances that would trigger payment rather than referring to the agreement. See Item 402(j)(1) of Regulation S-K.

***

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven J. Davis, Esq.